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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of August 31, 1997

                       Dransfield China Paper Corporation
          ---------------------------------------------------------
                (Translation of registrant's name into English)

       36-42 Pok Man Street, 1st & 2nd Fls., Mongkok, Kowloon, Hong Kong
       -----------------------------------------------------------------
                    (Address of principal executive offices)


        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                  Form 20-F  X           Form 40-F
                            ----                   ---

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                        Yes                     No  X
                            ----                   ---

        [If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       ]
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         A. The following changes have occurred in the directors and officers of the Registrant:

         1. Stephen Mo of Hong Kong has resigned as a director, effective August 22, 1997.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        DRANSFIELD CHINA PAPER CORPORATION



                                        By: /s/ THOMAS J. KENAN
                                            -----------------------------------
                                            Thomas J. Kenan, Director


Date:  September 22, 1997





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